Exhibit 12.1
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(Dollars in Thousands)	2009	2008	2007	2006	2005
Earnings:
Pre-tax income (loss)	$(7,287,045)	$(3,576,023)	$75,892	$(322,229)	$110,709
Add: fixed charges	514,419	940,972	992,457	863,843	312,438

Earnings available for fixed charges	$(6,772,626)	$(2,635,051)	$1,068,349	$541,614	$423,147

Fixed charges:
Interest expense	$505,193	$931,972	$983,660	$855,394	$309,144
Interest component of rent expense	9,226	9,000	8,797	8,449	3,294

Total fixed charges	$514,419	$940,972	$992,457	$863,843	$312,438

Ratio of earnings to fixed charges (1)	(2)	(2)	1.1	(2)	1.4

(1)	The ratio of earnings to fixed charges has been computed by dividing earnings by fixed charges. For purposes of computing the ratio:
•	earnings consist of (a) income (loss) from continuing operations before income taxes and (b) fixed charges; and

•	fixed charges consists of (a) interest on debt, (b) amortization of debt issuance costs and (c) one-third of operating rental expense, which management believes is representative of the interest component of rent expense.

(2)	Due to our losses in the years ended December 31, 2009, 2008 and 2006, the ratio was less than 1:1 for these periods. We would have had to generate additional earnings of $7,287,045, $3,576,023 and $322,229 to achieve a ratio of earnings to fixed charges of 1:1 for the years ended December 31, 2009, 2008 and 2006, respectively.